UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Entry into a Material Definitive Agreement.

At the Market Offering of Ordinary Shares

On May 17, 2019, Vascular Biogenics Ltd. (the “Company”), entered into an Equity Distribution Agreement (the “Agreement”) with Oppenheimer & Co. Inc. (the “Agent”) to implement an “at the market offering” program under which the Company, from time to time, may offer and sell its ordinary shares, par value NIS 0.01, having an aggregate offering price of up to $15,000,000 (the “Shares”) through the Agent.

Subject to the terms and conditions of the Agreement, the Agent will use its commercially reasonable efforts to sell the Shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the Shares, and may at any time suspend sales under the Agreement or terminate the Agreement in accordance with its terms. The Company has provided the Agent with customary indemnification rights, and the Agent will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the Shares sold. The Agreement contains customary representations and warranties, and the Company is required to deliver customary closing documents and certificates in connection with sales of the Shares.

Sales of the Shares under the Agreement will be made in transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Global Market at market prices, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, and/or any other method permitted by law.

The description of the Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

A Registration Statement on Form F-3, as amended (File No. 333-222138) (the “Registration Statement”) was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on January 4, 2018. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

The information contained in this Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement.

Forward-Looking Statements

Statements in this report that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, the Company’s issuance of securities and the amount of proceeds from the offering. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any results expressed or implied by such forward-looking statements. Risk factors that may cause actual results to differ are discussed in the Company’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2018. All forward-looking statements are qualified in their entirety by this cautionary statement. The Company is providing this information as of the date of this report and does not undertake any obligation to update any forward-looking statements contained in this report as a result of new information, future events or otherwise.

Exhibits.

Exhibit Number	Description

5.1	Opinion of Horn & Co., Law Offices

10.1	Equity Distribution Agreement, dated May 17, 2019, by and between Vascular Biogenics Ltd. and Oppenheimer & Co. Inc.

23.1	Consent of Horn & Co., Law Offices (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: May 17, 2019	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer